CONRAD C. LYSIAK
Attorney and Counselor at Law
601 West First Avenue
Suite 503
Spokane, Washington 99201
(509) 624-1475
Fax: (509) 747-1770
E-mail: cclysiak@qwest.net

September 29, 2005

Mr. John Reynolds, Assistant Director
Office of Emerging Growth Companies
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3561
Washington, D.C. 20549-3561

RE:   New Age Translation, Inc.
         Form SB-2 Registration Statement
         File No. 333-125575

Dear Mr. Reynolds:

In response to your letter of comments dated July 14, 2005, please be advised as follows:

General
  New Age Translation is not a blank check corporation. Section 7(b)(3) of the Securities Act of 1933, as amended (the "Act") defines the term "blank check company" to mean, any development stage company that is issuing a penny stock that, "(A) has no specific plan or purpose, or (B) has indicated that its business plan is to merge with an unidentified company or companies." In Securities Act Release No. 6932 which adopted rules relating to blank check offerings, the Commission stated in II DISCUSSION OF THE RULES, A. Scope of Rule 419, that, "Rule 419 does not apply to offerings by small businesses ... where a detailed plan of business is developed, but the specific investment properties are unidentified .... Likewise, start-up companies with specific business plans are not subject to Rule 419, even if operations have not commenced at the time of the offering." If start-up companies were subject to Rule 419, all start-up businesses, would be considered blank check companies. New Age Translation, unlike other start-up companies, has adequate funds to begin operations. It has a specific plan of operation and a specific purpose.

  Its business purpose is to provide translation services. Further, New Age Translation has not indicated in any manner whatsoever, that is plans to merge with an unidentified company or companies.

  As a matter of law, New Age Translation is not a blank check corporation as defined in section 7(b)(3) of the Act and is not subject to the provisions or Rule 419 of the Act.

Securities and Exchange Commission
RE:   New Age Translation, Inc.
         Form SB-2 Registration Statement
         File No. 333-125575
September 29, 2005

  Supplementally, we have not considered the circumstances under which we would issue additional shares. We have, however, added risk factor no. 13 to address dilution as a result of possible future issuances.

Prospectus Cover Page
  The offering period for the shares has been disclosed.

  Disclosure has been provided that the shares are not listed for trading on any national stock exchange or the Nasdaq Stock Market.

  The legend on the bottom of the page has been revised to comply with Item 501(a)(7) of Regulation S-B.

Summary of Our Offering

Our Business
  Disclosure has been provided how specifically and by what means translations will be provided.

Selected Financial Data
  The information has been updated through the latest practical date.

Risk Factors
  The first bullet point in the second risk factor has been deleted.

  The fourth risk factor has been revised.

  The seventh risk factor has been revised.

  Disclosure has been provided in the second risk factor that Mr. Fahlberg does not speak Chinese as all.

Securities and Exchange Commission
RE:   New Age Translation, Inc.
         Form SB-2 Registration Statement
         File No. 333-125575
September 29, 2005

Determination of the Offering Price
  Disclosure has been provided that Mr. Fahlberg determined the offering price of the shares.

Plan of Distribution
  Disclosure has been provided that there is no assurance of when if ever, the shares will become traded on the Bulletin Board or other exchange.

Business

General
  Disclosure has been provided that the use of the existing office space is pursuant to an informal agreement that is not in writing.

  Limited operations has been revised to no operations.

Services
  The disclosure requested has been provided.

Industry
  Disclosure has been provided that the Company has not yet joined the ATA organization.

  The basis for the statements has been provided.

  The qualifications have been provided.

Our Planned Operations
  The language has been deleted.

  Disclosure has been provided that the Company intends to purchase the translation memory software and its cost.

Securities and Exchange Commission
RE:   New Age Translation, Inc.
         Form SB-2 Registration Statement
         File No. 333-125575
September 29, 2005

Marketing
  Disclosure has been provided that the Company does not know how effective our marketing program will be without a market survey.

  The language, "The website will not be used to generate revenues." has been deleted and was included in error.

  Disclosure of the status and cost of the website has been provided under a new category, "Website."

Competition
  The last paragraph has been deleted.

Management's Discussion and Analysis....

Plan of Operations
  Disclosure of the initial amount planned to be spent on computer equipment and establishment of the website has been provided.

  Disclosure of the information requested regarding the status of the website and material terms of the oral agreement with the website designer has been provided.

  The information relating to the proceeds from the private placement has been revised.

  The information has been revised. Please be aware that the information contained in Item 25 reflects the total cost of the offering. Disclosure has been provided that we raised $81,400 gross proceeds, $46,400 net proceeds through a private placement. The difference of $35,000 reflects the cost of the offering as set forth in Item 25. We have disclosed that $46,400 amount will fund operations for at least one year. Of the $46,400, we have spent $900 on the website design.

Liquidity and Capital Resources
  The dollar amount of total assets and liabilities has been updated.

Securities and Exchange Commission
RE:   New Age Translation, Inc.
         Form SB-2 Registration Statement
         File No. 333-125575
September 29, 2005

Management
  Disclosure regarding The Atlantis Group LLC has been provided.

Conflicts of Interest
  Disclosure has been provided that Mr. Fahlberg is not involved in any projects that may involve a potential conflict of interest with us other than time he devotes JAF Consulting, Inc.

Executive Compensation
  Disclosure has been provided that we have not paid Mr. Fahlberg any compensation of any kind since November 30, 2004 and do not plan to pay him any compensation until we are profitable and generate at least two million dollars in revenue. At that time we intend to pay Mr. Fahlberg an annual salary of $100,000.

Selling Shareholders
  A footnote has been supplied with respect to J. Beck & Company.

  An explanation of preexisting relationship has been supplied.

  The list has been alphabetized and addresses have been provided.

  The following disclosure has been provided: "By preexisting relationship we mean that our president, John Fahlberg, determined that each investor had such knowledge and experience in financial and business matters that he, she or it was capable of evaluating the merits and risks of the prospective investment and each had an established relationship with Mr. Fahlberg. Fifteen of the investors were introduced to Mr. Fahlberg by David Allison. Mr. Fahlberg and Mr. Allison met each other in connection with a common investment in another corporation which is not controlled by Mr. Fahlberg or Mr. Allison. Some of the investors introduced to Mr. Fahlberg were also investors in LDG, Inc., a corporation that filed a Form SB-2 registration statement with the SEC that has not yet been declared effective by the SEC. Mr. Allison did not solicit, offer or sell the Company' s securities to anyone. Mr. Allison was not compensated for the introductions or the sales of securities by the Company. To our knowledge there are no connections, relationships or arrangements between them and any other entities other than as described herein."

Securities and Exchange Commission
RE:   New Age Translation, Inc.
         Form SB-2 Registration Statement
         File No. 333-125575
September 29, 2005

  The following disclosure has been provided:

  Our Attorney

  "Our attorney, Conrad C. Lysiak, as retained by John Fahlberg to incorporate us, prepare a Form D and prepare a private placement memorandum to be used in connection with the sale of shares of our common stock. Mr. Lysiak prepared those documents and caused the Form D to be filed with the SEC and with the states of Colorado, Illinois, Minnesota and North Carolina. Mr. Lysiak was also retained by us to prepare and file this registration statement with the SEC for the resale of the shares of common stock owned by the selling shareholders."

Reports
  The new address of the SEC has been provided.

Certain Transactions
  The disclosure has been expanded to include the language from Note 4 to the financial statements.

Recent Sales of Unregistered Securities
  The disclosure you requested was previously provided. Note b thereto has been expanded to include the information requested in comment no. 37.

  The "preexisting relationship" has been described.

Financial Statements
  The financial statements have been updated and a new consent of the auditor has been provided.

General

  The information in the prospectus has been updated to the latest practical date.

Securities and Exchange Commission
RE:   New Age Translation, Inc.
         Form SB-2 Registration Statement
         File No. 333-125575
September 29, 2005

  A marked copy has been filed on EDGAR, together with this letter.

Yours truly,

/s/ Conrad C. Lysiak
Conrad C. Lysiak